UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. __ )1
Franklin Wireless Corp.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
355184102
(CUSIP Number)
ANDREWS KURTH LLP
450 Lexington Avenue, 15th Floor
New York, New York 10017
Attn: David Hoyt
(212) 850-2872
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 4, 2011
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	355181402

1	NAME OF REPORTING PERSONS SHERMAN CAPITAL GROUP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		300,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	355184102

1	NAME OF REPORTING PERSONS STEVEN SHERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		300,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,000[1]

WITH	10	SHARED DISPOSITIVE POWER

-0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%[1]

14	TYPE OF REPORTING PERSON

IN
1 The shares reported herein are held as of record by Sherman Capital Group LLC. Mr. Sherman, in his role as managing member of Sherman Capital Group LLC, exercises sole voting and dispositive power over the shares held in Sherman Capital Group LLC, and may be deemed to have beneficial ownership of such shares.

CUSIP No.	355184102

1	NAME OF REPORTING PERSONS KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		291,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		291,317

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	355184102

1	NAME OF REPORTING PERSONS DAVID S. OROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		343,505

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		343,505

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
          The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.
          This Schedule 13D relates to shares of the Common Stock, par value $0.001 (the “Shares”), of Franklin Wireless Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 5440 Morehouse Drive, Suite 1000, San Diego, California, 92121.

Item 2.	Identity and Background.
          (a) This statement is filed by Sherman Capital Group (“SCG”), Steven Sherman as managing member of SCG, Karen Singer as trustee of Singer Children’s Management Trust (the “Trust”), and David S. Oros (“Mr. Oros”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
          SCG is a limited liability company organized under the laws of the State of Arizona. SCG’s principal business is making investments in publicly traded and privately-held companies. SCG’s principal place of business and principal office is located at 3820 W. Happy Valley Road, Suite 141-601, Glendale, AZ 85310. During the last five years, SCG has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Mr. Steven Sherman’s principal place of business is 3820 W. Happy Valley Road, Suite 141-601, Glendale, AZ 85310. Mr. Sherman’s principal business is acting as managing member of SCG. During the last five years, Mr. Sherman has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sherman is a citizen of the United States of America.
          Ms. Karen Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms Singer’s principal occupation is investing assets held in the Trust. During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Singer is a citizen of the United States of America.
          Mr. Oros’s principal place of business is 621 E. Pratt Street, Baltimore, Maryland, 21202. Mr. Oros’s principal occupation is investing in and managing public and privately-held corporations. During the last five years, Mr. Oros has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Oros is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
          The aggregate purchase price of the Shares owned by SCG is approximately $788,400.00. The Shares owned by SCG were purchased with funds from Mr. Steven Sherman, the managing member of SCG.
          Ms. Karen Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $754,511.03.
          The aggregate purchase price of the Shares held by Mr. Oros is approximately $1,006,813.16. The Shares held by Mr. Oros were purchased with personal funds generated and held by Mr. Oros.

Item 4.	Purpose of Transaction.
          In accordance with that certain Joint Filing and Action Agreement, dated as of August 4, 2011, among the Trust, Mr. Oros and SCG, as set forth as Exhibit 99.1 hereto, the Reporting Persons have formed a “group” (the “Group”) for the purposes of (i) delivering a letter to the Issuer’s Board of Directors seeking improved corporate governance and public disclosure and regular communications with stockholders, including forward looking information and (ii) if the Issuer fails to respond to the Group’s satisfaction, taking certain steps as the Group deems necessary and appropriate, including, without limitation, nominating, and voting in favor of, two persons designated by the Group for election to the Issuer’s Board of Directors at a meeting of stockholders of the Issuer, (iii) engaging in discussions with the Board of Directors and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.
          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.
          (a)
          SCG beneficially owns 300,000 Shares of the Issuer comprising approximately 2.6% of the outstanding Shares of the Issuer (based on 11,727,808 Shares outstanding as reported in the Issuer’s Form 10-Q filed on May 13, 2011). Mr. Sherman, as the managing member of SCG, may be deemed to beneficially own the 300,00 Shares of the Issuer which are owned as of record by SCG, comprising approximately 2.6% of the outstanding Shares of the Issuer.
          Ms. Singer, as trustee of the Trust, is the beneficial owner of 291,317 Shares of the Issuer, comprising approximately 2.5% of the outstanding Shares of the Issuer (based on 11,727,808 Shares outstanding as reported in the Issuer’s Form 10-Q filed on May 13, 2011).
          Mr. Oros is the beneficial owner of 343,505 Shares of the Issuer, comprising approximately 2.9% of the outstanding Shares of the Issuer (based on 11,727,808 Shares outstanding as reported in the Issuer’s Form 10-Q filed on May 13, 2011).

          Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
          (b)
          Mr. Sherman has sole dispositive and voting power over the Shares of the Issuer owned by SCG as reported on this Schedule 13D.
          Ms. Singer has sole dispositive and voting power over the Shares of the Issuer owned by the Trust as reported on this Schedule 13D.
          Mr. Oros has sole dispositive and voting power over the Shares of the Issuer owned by Mr. Oros as reported on this Schedule 13D.
          (c)
          Sherman Capital Group and Steven Sherman

Date of Transaction	Number of Shares Purchased	Price Per Share
June 2, 2011	26,803	$2.3595512
June 3, 2011	10,000	$2.3906000
June 3, 2011	9,000	$2.3500000
June 6, 2011	5,000	$2.3912000
June 8, 2011	4,000	$2.3715000
June 9, 2011	1,250	$2.3748000
June 9, 2011	1,250	$2.3750000
June 14, 2011	800	$2.3775000
June 22, 2011	3,950	$2.3700000
June 22, 2011	8,750	$2.3756857
July 12, 2011	27,443	$2.5052188
July 13, 2011	14,900	$2.5054027
July 13, 2011	2,600	$2.5062731
July 14, 2011	37,254	$2.5064339

          Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
June 1, 2011	30,000	$2.30
June 2, 2011	4,460	$2.30
June 3, 2011	1,750	$2.35
June 6, 2011	500	$2.35
June 8, 2011	2,500	$2.35
June 9, 2011	625	$2.35
June 9, 2011	5,600	$2.37
June 20, 2011	10,000	$2.465
June 22, 2011	15,000	$2.33
June 27, 2011	10,000	$2.40
          David S. Oros has not effected any transactions with respect to the Shares within the past sixty days.
          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          On August 4, 2011, Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros entered into a Joint Filing and Action Agreement pursuant to which such parties formed a “group” principally for the purposes described in the first paragraph of Item 4 hereof. A copy of the Joint Filing & Action Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing & Action Agreement, dated August 4, 2011, by and among Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros.

99.2	Letter, dated August 4, 2011, by Sherman Capital Group LLC, Singer Children’s Management Trust and David S. Oros to the Board of Directors of the Issuer.

SIGNATURES
          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated August 4, 2011

SHERMAN CAPITAL GROUP LLC

By:	/s/ Steven Sherman
Name:	Steven Sherman
Title:	Managing Member

STEVEN SHERMAN

By:	/s/ Steven Sherman

KAREN SINGER

By:	/s/ Karen Singer

DAVID S. OROS

By:	/s/ David S. Oros